SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34719; File No. 812-15378

Neuberger Berman BDC LLC, et al.

September 29, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Neuberger Berman BDC LLC, Neuberger Berman Next Generation Connectivity Fund Inc., NB Private Markets Fund II (Master) LLC, NB Private Markets Fund III (Master) LLC, NB Crossroads Private Markets Fund IV Holdings LLC, NB Crossroads Private Markets Fund V Holdings LP, NB Crossroads Private Markets Fund VI Holdings LP, NB Crossroads Private Markets Fund VII Holdings LP, NB Crossroads Private Markets Access Fund LLC, NB Alternatives Advisers LLC, Neuberger Berman Investment Advisers LLC, Columbia NB Crossroads Fund II LP, Golden Road Capital Pooling L.P., MEP Opportunities Fund Holdings LP, NB - Iowa's Public Universities LP, NB 1 PE Investment Holdings LP, NB 1911 LP, NB AGI PE Portfolio II Fund LP, NB ASGA Fund Holdings LP, NB Ayame Holdings LP, NB Blue

Ensign Fund LP, NB Caspian Holdings LP, NB CPEG Fund Holdings LP, NB Credit Opportunities Co-Invest Affordable Care I LP, NB Credit Opportunities Co-Invest I LP, NB Credit Opportunities Fund II LP, NB Credit Opportunities II Cayman LP, NB Credit Opportunities II Co-Investment Fund (Cayman) LP, NB Credit Opportunities II Co-Investment (Whistler) LP, NB Crossroads 23 LC Holdings LP, NB Crossroads 23 MC Holdings LP, NB Crossroads 23 SS Holdings LP, NB Crossroads 23 VC Holdings LP, NB Crossroads 24 LC Holdings LP, NB Crossroads 24 MC Holdings LP, NB Crossroads 24 SS Holdings LP, NB Crossroads 24 VC Holdings LP, NB Crossroads XXII – MC Holdings LP, NB Crossroads XXII – VC Holdings LP, NB Crystal PE Holdings LP, NB Direct Access Fund II LP, NB Enhanced Income Holdings LP, NB Enhanced Income Holdings II LP, NB Enstar PE Opportunities Fund, LP, NB Euro Crossroads 2018 Holdings SCSp, NB Euro Crossroads 2021 Holdings SCSp, NB Flamingo Private Debt LP, NB Flat Corner PE Holdings LP, NB Gemini Fund LP, NB Granite Private Debt LP, NB Greencastle LP, NB Initium Infrastructure (EUR) Holdings LP, NB Initium Infrastructure (USD) Holdings LP, NB Initium PE (EUR) Holdings LP, NB Initium PE (USD) Holdings LP, NB Initium PE II (USD) Holdings LP, NB Oak LP, NB PA Co-Investment Fund LP, NB PD III Holdings (LO) LP, NB PD III Holdings (LS) LP, NB PD III Holdings (UO) LP, NB PD III Holdings (US) LP, NB PD IV Equity LP, NB PD IV Holdings (LO-A) LP, NB PD IV Holdings (LO-MS) LP, NB PD IV Holdings (LS-A) LP, NB PD IV Holdings (US-A) (Levered) LP, NB PD IV Holdings (US-B) (Unlevered) LP, NB PD IV Holdings (UO-A) LP, NB PEP Holdings Limited, NB Pinnacol Assurance Fund LP, NB Private Debt Fund LP, NB Private Debt II Holdings LP, NB Private Equity Credit Opportunities Holdings LP, NB Private package lp, NB Rembrandt Holdings 2018 LP, NB Rembrandt Holdings 2020 LP, NB Rembrandt Holdings 2022 LP, NB Renaissance Partners Holdings S.a r.l., NB RESOF Holdings LP, NB RESOF II

Cayman Holdings LP, NB RESOF II Holdings LP, NB RESOF SP1 LP, NB River City Fund LP, NB RP Co-Investment & Secondary Fund LLC, NB RPPE Partners LP, NB SBS US 3 Fund LP, NB Select Opps III MHF LP, NB Select Opps IV MHF LP, NB Select Opps V MHF LP, NB SHP Fund Holdings LP, NB SI-Apollo Sengai Fund Holdings LP, NB SOF III Holdings LP, NB SOF IV Cayman Holdings LP, NB SOF IV Holdings LP, NB SOF V Cayman Holdings LP, NB SOF V Holdings LP, NB Sonoran Fund Limited Partnership, NB STAR Buyout Strategy 2020 Holdings Ltd, NB STAR Buyout Strategy 2021 Holdings Ltd, NB STAR Buyout Strategy 2022 Holdings Ltd, NB Strategic Capital LP, NB Strategic Co-Investment Partners IV Holdings LP, NB Strategic Partnership Fund Co-Investments LP, NB Swan Private Debt SCSp, NB TCC Strategic Holdings LP, NB TPSF EM PE Fund LP, NB Wessex Holdings LP, NB Wildcats Fund LP, NB ZCF LP, NBAL Holdings LP, NBFOF Impact – Holdings LP, NBPD AT Holdings (LO-A) LP, NBPD Centennial Holdings (LO-A) LP, NBPD III Equity Co-Invest Holdings A LP, NB-Sompo RA Holdings LP, NEUB Holdings LP, NEUB Infrastructure Holdings LP, Neuberger Berman / New Jersey Custom Investment Fund III LP, NYC-NorthBound Emerging Managers Program LP, NYSCRF NB Co-Investment Fund LLC, NYSCRF NB Co-Investment Fund II LLC, Olive Cayman Holdings Ltd, PECO-PD III BORROWER LP, SJFED Private Equity Strategic Partnership, L.P., SJPF Private Equity Strategic Partnership, L.P., Soleil 2020 Cayman Holdings Ltd, Soleil 2022 EUR Cayman Holdings Ltd, Soleil B 2022 EUR Cayman Holdings Ltd, Soleil B 2022 USD Cayman Holdings Ltd, SunBerg PE Opportunities Fund LLC, SunBern Alternative Opportunities Fund LLC, Toranomon Private Equity 1, L.P., NB BVK Holdings SCSp, NB Strategic Capital II Cayman Holdings LP, NB Strategic Capital II Holdings LP, NB Select Opps VI MHF LP, NB Central Valley Holdings LP, and NB Impulsum (USD) Holdings LP.

<u>Filing Dates</u>: The application was filed on August 5, 2022, and amended on September 22, 2022.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, October 24, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

<u>ADDRESSES</u>: The Commission: Secretarys-Office@sec.gov. Applicants: Corey Issing, Neuberger Berman Investment Advisers LLC, at Corey.Issing@nb.com; Nicole M. Runyan and William J. Tuttle, Kirkland & Ellis LLP, at Nicole.Runyan@kirkland.com.

<u>FOR FURTHER INFORMATION CONTACT</u>: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

<u>SUPPLEMENTARY INFORMATION</u>: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated September 22, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier

Deputy Secretary